MANAGEMENT’S DISCUSSION AND ANALYSIS

JULY 31, 2015

July 2015 – Alignvest Acquisition Corporation

ALIGNVEST ACQUISITION CORPORATION

Management’s Discussion and Analysis
of Financial Condition and Results of Operations

Alignvest Acquisition Corporation (the “Corporation” or “we” or “us”) is a newly organized special purpose acquisition corporation established on May 11, 2015, incorporated under the laws of the Province of Ontario for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Corporation (a “Qualifying Acquisition”). We have not identified any qualifying acquisition target and we have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with any prospective qualifying acquisition target. While we are not limited to a particular industry or geographic region for purposes of completing our qualifying acquisition, we intend to focus our search for target businesses that operate in North America and specifically those that operate in or have specific ties to Canada. We intend to focus on acquiring companies with an estimated enterprise value of between $250 million and $1.25 billion.

This Management’s Discussion and Analysis (“MD&A”) has been prepared with an effective date of August 31, 2015 and provides an update on matters discussed in, and should be read in conjunction with the Corporation’s unaudited interim financial statements, including the notes thereto, as at and for the period from inception of the Corporation on May 11, 2015 to July 31, 2015 (the “July 2015 Interim Financial Statements”), which have been prepared using International Financial Reporting Standards (“IFRS”). All amounts in this MD&A are in Canadian dollars unless otherwise specified. This MD&A contains forward looking statements that are based on certain estimates and assumptions and involve risks and uncertainties. Actual results may vary materially from management’s expectations. See the “Cautionary Note Regarding Forward Looking Statements” section later in this MD&A for further information.

INITIAL PUBLIC OFFERING

On June 24, 2015, the Corporation announced the completion of an initial public offering (the “Offering”) of 22,500,000 Class A restricted voting units (“Class A Restricted Voting Units”) at a price of $10.00 per Class A Restricted Voting Unit for gross proceeds of $225.0 million. Each Class A Restricted Voting Unit consisted of one Class A Restricted Voting Share (“Class A Restricted Voting Share”) and one half of a warrant. Following a Qualifying Acquisition, each Class A Restricted Voting Share that is not redeemed will be automatically converted into one Class B share of the Corporation (“Class B Share”), and accordingly, each whole warrant (a “Warrant”) will entitle the holder thereof to purchase one Class B Share at an exercise price of $11.50, subject to the terms and conditions described in the final prospectus supporting the Offering (the “Prospectus”), for a five-year period following completion of a Qualifying Acquisition.

Concurrent with the completion of the Offering, Alignvest Management Corporation, acting as the sponsor of the Corporation (the “Sponsor”) purchased 740,250 Class B units (“Class B Units”) at an offering price of $10.00 per Class B Unit, for an aggregate purchase price of $7,402,500. Also, each of Bonnie Brooks, Vince Hemmer, Adam Jiwan, Nadir Mohamed and Donald Walker (collectively with our Sponsor, the “Founders”), purchased 21,150 Class B Units for a purchase price of $10.00 per Class B Unit. Each Class B Unit consisted of one Class B Share and one half of a Warrant. In addition, the Founders collectively purchased 6,701,344 Class B Shares (“Founders’ Shares”) for aggregate proceeds of $25,000.

On July 7, 2015, the underwriters exercised their over-allotment option (“Over-Allotment Option”) in full to purchase an additional 3,375,000 Class A Restricted Voting Units at a price of $10.00 per Class A Restricted Voting Unit. Concurrent with the exercise of the Over-Allotment Option, the Sponsor purchased an additional 73,830 Class B Units and each of the Founders (excluding the Sponsor) purchased an additional 2,109 Class B Units at an offering price of $10.00 per Class B Unit, for aggregate proceeds of $843,750.

July 2015 – Alignvest Acquisition Corporation

The proceeds from the distribution of the Class A Restricted Voting Units, including the proceeds from the exercise of the Over-Allotment Option, amounting to $258.8 million, have been deposited into an escrow account with Equity Financial Trust Company, the escrow agent of the Corporation, and will only be released upon certain prescribed conditions as further described in the Corporation’s Prospectus.

The Corporation’s Class A Restricted Voting Units traded on the Toronto Stock Exchange (“TSX”) under the symbol “AQX.UN”. On August 4, 2015, the Class A Restricted Voting Shares and Warrants underlying the Class A Restricted Voting Units commenced trading separately on the TSX under the symbols “AQX.A” and “AQX.WT”, respectively.

RESULTS OF OPERATIONS

During the period from inception of the Corporation on May 11, 2015 to July 31, 2015, the Corporation incurred a net loss of $12.7 million, or a loss of $3.05 per share.

Transaction Costs
Operating results in the current period include $15.9 million of transaction costs associated with the Offering. In consideration for their services, the Corporation agreed to pay the underwriters a fee equal to 6.0% of the gross proceeds of the Class A Restricted Voting Units issued under the Offering, aggregating $15.5 million. Approximately $14.7 million of underwriters’ commission has been included in the July 2015 Interim Financial Statements as transaction costs, while $0.8 million of the underwriters’ commission was allocated as a charge to shareholders’ equity, as this amount was determined to be associated with the issuance of equity. The Corporation paid $6.5 million of underwriters’ commission upon completion of the Offering. The balance of the underwriters’ commission, aggregating approximately $9.0 million, will be paid only upon completion of a Qualifying Acquisition. Other transaction costs included legal, translation and printing costs associated with completion of the Offering.

Interest Income
Since completion of the Offering, the Corporation’s activity has been limited to the evaluation of business acquisition candidates, and we do not expect to generate any operating revenues until the closing and completion of a Qualifying Acquisition. In the interim, we expect to generate small amounts of non-operating income in the form of interest income on cash and cash equivalents, including restricted cash and cash equivalents held in escrow. In accordance with the Prospectus and the terms of the Corporation’s escrow agreement, the Corporation’s restricted cash amounts are currently invested in Canadian government treasury securities with maturities of less than 180 days. Interest income on these investments is not expected to be significant in view of current low interest rates.

During the period from inception of the Corporation on May 11, 2015 to July 31, 2015, the Corporation earned interest income of $159,596.

General and Administrative Expenses
The Corporation’s general and administrative expenses consist of costs required to maintain its public company status in good standing, and expenses incurred to evaluate and identify companies, businesses, assets or properties for potential acquisition. General and administrative costs were $340,901 during the period from inception of the Corporation on May 11, 2015 to July 31, 2015.

Net Unrealized Gain on Changes in the Fair Value of Financial Liabilities
For accounting purposes, the redemption terms of the Class A Restricted Voting Shares underlying the Class A Restricted Voting Units require the Corporation to account for these financial instruments as liability rather than as equity. These financial liabilities are carried in the Corporation’s financial statements at their fair value as determined by the trading value of the underlying securities in the public markets at each reporting date. Changes in the fair value of these financial liabilities are included in net income or loss. As at July 31, 2015, the Class A Restricted Voting Units of the Corporation traded at $9.90 per unit and accordingly, the Corporation recognized a fair value gain of $2.6 million in its net loss for the period. Changes in the trading value of these securities may cause significant volatility in our future net income or loss.

July 2015 – Alignvest Acquisition Corporation

SELECTED QUARTERLY INFORMATION

For the period May 11, 2015
to July 31, 2015
$
Interest income	159,596
Transaction costs	(15,131,612)
General and administrative expenses	(340,901)
Net unrealized gain on changes in the fair value of financial liabilities	2,587,500
Net loss attributable to owners of Class B Shares	(12,725,417)

Loss per share – basic and diluted	(3.05)

LIQUIDITY AND CAPITAL RESOURCES

As at July 31, 2015, investment securities in our escrow account consisted of $258.9 million invested in Canadian government treasury bills with a maturity of less than 180 days and cash. In addition, at July 31, 2015, we had cash of $2.2 million held outside of the escrow account available to fund the working capital requirements of the Corporation.

Selected Balance Sheet Information

As at July 31, 2015
$
Restricted cash and cash equivalents held in escrow:
Government of Canada Treasury Bills	258,909,595
Cash	1
Total restricted cash and cash equivalents held in escrow	258,909,596

Per Class A Restricted Voting Shares subject to redemption	10.01

Cash held outside of the escrow account	2,199,760

Prior to filing the Prospectus in respect of the Offering, the Corporation’s Founders purchased an aggregate of 6,701,344 Class B Shares for an aggregate purchase price of $25,000. The Offering was completed on June 24, 2015 and generated gross proceeds of $225.0 million before underwriters’ commission and associated expenses. Concurrent with the closing of the Offering, we completed the sale of Class B Units to the Founders, generating proceeds of $8.5 million. On July 7, 2015, the underwriters exercised their Over-Allotment Option in full which generated further proceeds of $33.8 million, before associated underwriters’ commission and expenses. Our Founders subsequently purchased additional Class B Units for gross proceeds of $843,750.

In accordance with the terms of the Prospectus, an aggregate of $258.8 million was deposited into an escrow account and will only be released upon certain prescribed conditions. As of July 31, 2015, investment securities in our escrow account consisted of cash and Canadian government treasury bills with a par value of $258.9 million and with a maturity of less than 180 days.

We intend to use substantially all of the funds held in the escrow account, including interest (which interest shall be net of taxes payable and certain expenses) to consummate a Qualifying Acquisition. To the extent that, after redemptions, our capital stock or debt is used, in whole or in part, as consideration to consummate a Qualifying Acquisition, the remaining proceeds held in the escrow account may be used as working capital to finance the operations of the target business or businesses, make other acquisitions and/or pursue a growth strategy.

July 2015 – Alignvest Acquisition Corporation

As at July 31, 2015, we had cash held outside of our escrow account of $2.2 million, which is available to fund our working capital requirements, including any further transaction costs that may be incurred. We expect to generate negative cash flow from operating activities in the future until our Qualifying Acquisition is completed and we commence revenue generation. We currently anticipate incurring further expenses for the following purposes:

  Due diligence and investigation of prospective target businesses;
  Legal and accounting fees relating to our public company reporting obligations and general corporate matters;
  Structuring and negotiating a Qualifying Acquisition, including the making of a down payment or the payment of exclusivity or similar fees and expenses; and
  Other miscellaneous expenses.

Management seeks to ensure that our operational and administrative costs are minimal prior to the completion of a Qualifying Acquisition, with a view to preserving the Corporation’s working capital.

We do not believe that we will need to raise additional funds to meet expenditures required for operating our business until the consummation of our Qualifying Acquisition. We believe that we will have sufficient available funds outside of the escrow account to operate the business. However, we cannot be assured that this will be the case. To the extent that the Corporation may require additional funding for general ongoing expenses or in connection with sourcing a proposed Qualifying Acquisition, we may seek funding by way of unsecured loans from our Sponsor or from affiliates of our Sponsor, subject to the consent of the TSX, which loans would, unless approved otherwise by the TSX, bear interest at no more than the prime rate plus 1%. Our Sponsor will not have recourse under such loans against the amounts in escrow. Such loans will collectively be subject to a maximum principal amount of $1.0 million in the aggregate and may be repayable in cash following the closing of a Qualifying Acquisition.

Shares and Warrants Issued and Outstanding

As at July 31, 2015
Class A Restricted Voting Shares subject to redemption	25,875,000

Class B Shares	7,631,719
Warrants	13,402,688

RELATED PARTY TRANSACTIONS

The Sponsor has executed a make whole agreement and undertaking in favour of the Corporation, whereby the Sponsor has agreed to indemnify the Corporation in certain limited circumstances where the funds held in escrow are reduced to below $10.00 per Class A Restricted Voting Share.

The Corporation has an administrative services agreement with our Sponsor pursuant to which the Corporation pays our Sponsor a total of $10,000 per month plus applicable taxes, for an initial term of 21 months, subject to possible extension, for certain office space, utilities and administrative support. Upon the earlier of the completion of our Qualifying Acquisition or the Corporation’s winding up, we will cease paying these monthly fees. As at July 31, 2015, the Corporation accrued $11,300 in respect of these services.

There was no remuneration paid to the directors or key management during the period from inception of the Corporation on May 11, 2015 to July 31, 2015.

ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

The preparation of the Corporation’s financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and items in net income or loss and the related disclosure of contingent assets and liabilities. Critical accounting estimates represent estimates made by management that are, by their very nature, uncertain. The Corporation evaluates its estimates on an ongoing basis. Such estimates are based on assumptions that the Corporation believes are reasonable under the circumstances, and these estimates form the basis for making judgments about the carrying value of assets and liabilities and the reported amount of items in net income or loss that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. A summary of the more significant judgments and estimates made by management in the preparation of its financial information is provided in note 4 to the July 2015 Interim Financial Statements.

July 2015 – Alignvest Acquisition Corporation

CONTROLS AND PROCEDURES

The Corporation’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting as defined in the Canadian Securities Administrators’ National Instrument 52-109, “Certification of Disclosure in Issuer’s Annual and Interim Filings”.

Under their supervision, the Chief Executive Officer and Chief Financial Officer have implemented disclosure controls and procedures and internal controls over financial reporting appropriate for the nature of operations of the Corporation. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Corporation in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the Corporation’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow required disclosures to be made in a timely fashion. Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Corporation’s design of its internal controls over financial reporting is based on the principles set out in the “Internal Control – Integrated Framework (2013)” issued by The Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Corporation has filed certificates signed by its Chief Executive Officer and the Chief Financial Officer certifying certain matters with respect to the design of disclosure controls and procedures and the design of internal control over financial reporting as at July 31, 2015.

MANAGING RISK

Except as otherwise disclosed in this MD&A, there have been no significant changes to the nature and scope of the risks faced by the Corporation as described in the Prospectus, which is available on SEDAR at www.sedar.com. These business risks should be considered by interested parties when evaluating the Corporation’s performance and its outlook.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Alignvest Acquisition Corporation’s public communications may include written or oral forward looking statements. Statements of this type are included in this MD&A, and may be included in other filings with the Canadian regulators, stock exchanges or in other communications. All such statements constitute forward looking information within the meaning of securities law and are made pursuant to the “safe harbour” provisions of applicable securities laws. Forward looking statements may include, but are not limited to, statements about anticipated future events or results including comments with respect to the Corporation’s objectives and priorities for 2015 and beyond, and strategies or further actions with respect to the Corporation, a Qualifying Acquisition, the Corporation’s business operations, financial performance and condition. Forward looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions or include words such as “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions concerning matters that are not historical facts. Such statements are based on current expectations of the Corporation’s management and inherently involve numerous risks and uncertainties, known and unknown, including economic factors. The forward looking information contained in this MD&A is presented for the purpose of assisting shareholders in understanding business and strategic priorities and objectives as at the periods indicated and may not be appropriate for other purposes.

July 2015 – Alignvest Acquisition Corporation

A number of risks, uncertainties and other factors may cause actual results to differ materially from the forward looking statements contained in this MD&A, including, among other factors, those referenced in the section entitled “Risk Factors” in the Corporation’s Prospectus dated June 16, 2015.

Forward looking statements contained in this MD&A are not guarantees of future performance and, while forward looking statements are based on certain assumptions that the Corporation considers reasonable, actual events and results could differ materially from those expressed or implied by forward looking statements made by the Corporation. Prospective investors are cautioned to consider these and other factors carefully when making decisions with respect to the Corporation and not place undue reliance on forward looking statements. Circumstances affecting the Corporation may change rapidly. Except as may be expressly required by applicable law, the Corporation does not undertake any obligation to update publicly or revise any such forward looking statements, whether as a result of new information, future events or otherwise.

INFORMATION CONCERNING ALIGNVEST ACQUISITION CORPORATION

Additional information relating to Alignvest Acquisition Corporation, including a copy of the Corporation’s July 2015 Interim Financial Statements, may be found on SEDAR at www.sedar.com and the Corporation’s website at www.alignvest.com/alignvest-acquisition-corporation.

Toronto, Ontario

August 31, 2015

July 2015 – Alignvest Acquisition Corporation